UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Form 11-K

(Mark One)

☒	Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the Fiscal Year Ended December 31, 2014
or

☐	Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
for the Transition Period from                       to                      .

Commission file number: 001-05519

A. Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

CDI Corporation
401(k) Savings Plan

B. Name of the Issuer of the securities held pursuant to the Plan and the address of its principal executive office:

CDI Corp. 1717 Arch Street, 35th Floor, Philadelphia, PA 19103-2768 (Address of principal executive offices)

CDI CORPORATION
401(K) SAVINGS PLAN
Form 11-K

For the Annual Period Ended December 31, 2014

Report of Independent Registered Public Accounting Firm

The CDI Corporation 401(k) Savings Plan Committee:
We have audited the accompanying statements of net assets available for plan benefits of the CDI Corporation 401(k) Savings Plan (the Plan) as of December 31, 2014 and 2013, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2014 and 2013, and the changes in net assets available for plan benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.
The supplemental information in the accompanying Schedule H, Line 4i - Schedule of Assets (held at end of year) as of December 31, 2014 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s 2014 financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but include supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying Schedule H, Line 4i - Schedule of Assets (held at end of year) as of December 31, 2014 is fairly stated in all material respects in relation to the 2014 financial statements as a whole.

/s/ KPMG LLP

Philadelphia, Pennsylvania
June 30, 2015

FINANCIAL STATEMENTS

CDI Corporation
401(k) Savings Plan
Statements of Net Assets Available for Plan Benefits

	December 31,
	2014	2013

Investments at fair value:
Cash and cash equivalents	$13	$15
Investments	240,788,501	233,652,420
Fully benefit-responsive investment contract	29,485,831	31,320,643
Total investments at fair value	270,274,345	264,973,078

Receivables:
Employer contributions receivable	92,857	58,401
Employee contributions receivable	631,347	540,792
Notes receivable from participants	4,487,678	4,353,606
Due from brokers	—	10,000
Total receivables	5,211,882	4,962,799

Net assets reflecting investments at fair value	275,486,227	269,935,877
Adjustment from fair value to contract value for fully benefit-responsive investment contract	(546,945)	(404,995)
Net assets available for plan benefits	$274,939,282	$269,530,882

See accompanying notes to financial statements.

CDI Corporation
401(k) Savings Plan
Statements of Changes in Net Assets Available for Plan Benefits

	Years Ended December 31,
	2014	2013

Additions:
Interest and dividend income	$9,869,044	$8,782,037
Employee contributions	24,291,881	26,061,868
Employer contributions (net of forfeitures of $119,726 - 2014 and $83,850 - 2013)	2,532,941	2,283,751
Net appreciation in fair value of investments	7,488,001	32,361,147
Total additions	44,181,867	69,488,803

Deductions:
Withdrawals and distributions	(38,773,467)	(33,736,376)
Total deductions	(38,773,467)	(33,736,376)

Net increase in net assets available for plan benefits	5,408,400	35,752,427

Net assets available for plan benefits:
Beginning of year	269,530,882	233,778,455
End of year	$274,939,282	$269,530,882

See accompanying notes to financial statements.

CDI Corporation
401(k) Savings Plan
Notes to Financial Statements

(1) Description of Plan

The CDI Corporation 401(k) Savings Plan (the “Plan”) is a defined contribution plan maintained for the benefit of eligible employees of CDI Corporation (the “Company” or the "Plan Sponsor") and those of its subsidiaries that have adopted the Plan. The Plan was adopted in 1985 and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and Section 401(k) of the Internal Revenue Code of 1986, as amended (the “IRC”). The Plan is administered by a committee consisting of members appointed by the board of directors of the Company. The following description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

(a)    Eligibility

The Plan benefits eligible employees of the Company and those of its subsidiaries that have adopted the Plan. Employees who have attained the age of eighteen are eligible to participate in the Plan as of the first day of the month following their date of hire.

(b)    Contributions

Eligible employees may make voluntary tax deferred contributions of a specified percentage of their compensation to the Plan subject to the limitations established by the IRC. Participants who have attained age 50 before the end of the Plan year are eligible to make additional catch-up contributions. The Company and each of its participating subsidiaries may, at the discretion of their respective board of directors, make matching contributions, which are added to the employee's elective contributions. The employer matching contributions are subject to limitations established by the IRC and the provisions of the Plan. Participants direct the investment of their contributions and any employer matching contributions into various investment options offered by the Plan. Participants may also contribute amounts representing distributions from other qualified defined contribution plans sponsored by the participants' previous employer.

(c)    Investment Income

Interest and dividends earned by each of the investment vehicles are reinvested in the same investment vehicle. Such amounts are credited to the participants' accounts based on the terms of the Plan.

(d)    Vesting

All participants are fully vested in their salary deferral contribution account, including earnings or losses thereon. The majority of participants are fully vested at all times in their employer matching contributions account, with some exceptions as noted below. The exceptions pertain to the CDI-Infrastructure, LLC and CDI-Aerospace, LLC subsidiaries of the Company where vesting of matching contributions takes place on a six-year graduated basis for matching contributions made before January 1, 2012. The vesting of matching contributions made on or after January 1, 2012 for all participants will take place on a three-year graduated schedule based on years of service. Participants forfeit the non-vested portion of employer contributions if their employment is terminated. The forfeiture amounts are used to reduce employer-matching contributions in accordance with the Plan provisions. As of December 31, 2014 and 2013, the Plan had forfeitures of $54,617 and $43,984, respectively, available to reduce future employer contributions.

(e)    Withdrawals and Distributions

A participant who is still an employee of the Company or any of its participating subsidiaries may make withdrawals from the Plan if the participant has reached the age of 59 ½. Prior to the age of 59 ½, participants can withdraw up to 100% of their salary deferral contributions in the event of a monetary hardship as interpreted in accordance with the applicable regulations under the IRC.

Upon termination of employment, retirement or total disability, a participant can elect to receive a distribution as either a lump sum payment or in certain situations, in annual installments.

CDI Corporation
401(k) Savings Plan
Notes to Financial Statements

(f)    Notes Receivable from Participants

Participants are permitted to make loan withdrawals against their individual account balances, with the exception of any amounts invested in common stock of CDI Corp., the Plan Sponsor's parent. The loan amount must be a minimum of $500 and may not exceed the lesser of one-half of the participant's vested account balance or $50,000 reduced by the participant's highest outstanding loan balance during the previous year. Loans are evidenced by a promissory note bearing a rate of interest equal to the prime rate plus two percent at the time of the loan. Interest rates on outstanding loans at December 31, 2014 range from 4.25% to 10.25%.

Notes receivable from participants are recorded at their unpaid principal balance plus any accrued but unpaid interest.

(2) Summary of Significant Accounting Policies

(a)    Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting.

(b)    Cash and Cash Equivalents

Cash and cash equivalents represent amounts contributed to the Plan that have not been transferred to the participant's designated investment vehicle. These funds are held in an interest-bearing checking account.

(c)    Investment Valuation and Income Recognition

The Plan's investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 4, Fair Value Disclosures, for a discussion of fair value measurements.

Security transactions are accounted for on the trade date for securities purchased or sold, which may result in amounts due from brokers related to unsettled trades. The proceeds from sales of investments are compared to the cost for each investment to determine realized gains and losses. Dividend income is recorded on the ex-dividend date. Interest income is recorded on the accrual basis.

(d)    Administrative Expenses

Administrative expenses, such as auditing, legal fees and investment advisory services incurred in the operation of the Plan are paid out of the Plan Sponsor's ERISA budget account. The ERISA budget account was established as a result of a negotiated arrangement between the Plan Sponsor and Putnam Investor Services, Inc. ("Plan Provider") for purposes of allocating some or all of the service fees that the Plan Provider receives from the Plan's investments for the payment of Plan expenses. These Plan expenses are not reflected in the accompanying statements of changes in net assets available for plan benefits. Administrative expenses in excess of the ERISA budget account are paid by the Company and its participating subsidiaries.

(e)    Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from these estimates.

(f)    Fully Benefit-Responsive Investment Contracts

Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for plan benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The statements of net assets available for plan benefits as of December 31, 2014 and 2013 present the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The statements of changes in net assets available for plan benefits are prepared on a contract value basis.

CDI Corporation
401(k) Savings Plan
Notes to Financial Statements

The following table outlines the credit rating, fair value and adjustment to contract value of the Plan's fully benefit-responsive investment contract at December 31, 2014 and 2013:

	December 31, 2014
	Major Credit Rating	Investment at Fair Value	Adjustment to Contract Value	Investment at Contract Value

Putnam Fiduciary Trust Company
Collective Investment Trust for
Employee Benefit Plans	Aa3/AA-/AA-	$29,485,831	$(546,945)	$28,938,886

	December 31, 2013
	Major Credit Rating	Investment at Fair Value	Adjustment to Contract Value	Investment at Contract Value

Putnam Fiduciary Trust Company
Collective Investment Trust for
Employee Benefit Plans	Aa3/AA-/AA-	$31,320,643	$(404,995)	$30,915,648

(g)    Payment of Benefits

Benefits are recorded when paid.

(3) Fair Value Disclosures

The Plan measures the fair value of Plan assets as the price that would be received to sell an asset in the principal market for that asset. These measurements are classified into a hierarchy framework by the inputs used to perform the fair value calculation. The hierarchy prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described below:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets in active markets that the Plan has the ability to access.

Level 2
Inputs to the valuation methodology include quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly, for substantially the full-term of the asset.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset's fair value measurement level within the fair value hierarchy is based on the lowest level of the input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for these items, as well as the general classification of such items pursuant to the fair value hierarchy:

Mutual Funds - The value of the shares in a mutual fund is based on the quoted market price of the fund in the exchange in which the fund is traded on the last business day of the year. Mutual funds are classified within Level 1 in the fair value hierarchy tables below.

CDI Corporation
401(k) Savings Plan
Notes to Financial Statements

Common Collective Trust Funds:

•
The Putnam Stable Value Fund primarily holds investments in fully benefit-responsive insurance contracts. The fair values of participation units held in the stable value fund are based on Net Asset Value (“NAV”) after adjustments to reflect all fund investments at fair value, including direct and indirect interests in fully benefit-responsive contracts. The stable value fund generally permits redemptions daily. If the fund experiences periods of insufficient liquidity then the stable value fund may defer honoring any payment request until liquidity is sufficient. The fair values of the Plan's interest in the stable value fund are based on quoted market prices in active markets and securities and contracts are valued using observable inputs. The Plan is permitted to redeem investment units at NAV on the measurement date, and as a result, the investment is classified as a Level 2 asset in the fair value hierarchy tables below. The fair value of Putnam Stable Value Fund was $29,485,831 at December 31, 2014. The contract value of the fund was $28,938,886 as of December 31, 2014. The average yield and crediting rates were approximately 1.93% and 2.03% for the year ended December 31, 2014. The average yield and crediting rates were approximately 1.94% and 1.86% for the year ended December 31, 2013.

•
The Putnam S&P 500 Index Fund is a common collective trust fund that provides for daily redemptions by the Plan at reported NAV with no advance notice requirement. Under unusual circumstances redemptions may be suspended should the withdrawal cause a material adverse impact on other participating plans. Fair values for the investments within the index fund are based on quoted prices in active markets and securities valued using either observable inputs or quotations from inactive markets. The Plan is permitted to redeem investment units at NAV on the measurement date, and as a result, the investment is classified as a Level 2 asset in the fair value hierarchy tables below. The fair value of the Putnam S&P 500 index fund was $18,065,938 as of December 31, 2014.

•
The Great-West Lifetime Asset Allocation Trust I (2015, 2025, 2035, 2045, 2055) Indexes represent portfolios of global equities, bonds and traditional inflation hedges such as commodities and TIPS. The investment objective of each fund is to seek capital appreciation and income. After the target year noted in the name of the Fund, the investment objective is to seek income and secondarily, capital growth. Investments in units of the underlying collective funds and shares of underlying mutual funds are valued at their unit value or NAV as reported by the underlying fund. The unit value of each Fund is determined by dividing the net assets attributable to the fund by the number of outstanding units of each Fund on each valuation date. The aggregate fair value of the Great-West Lifetime Asset Allocation Trust I Funds was $79,331,593 as of December 31, 2014.

CDI Corp. common stock - Valued based on the quoted market price of the common stock of CDI Corp. on the last business day of the year and is classified within Level 1 in the fair value hierarchy tables below.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan Administrator believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

CDI Corporation
401(k) Savings Plan
Notes to Financial Statements

The following tables outline, by major category, the Plan's financial assets measured at fair value on a recurring basis as of December 31, 2014 and 2013:

		Fair Value Measurements At December 31, 2014 Using
Description	Fair Value Measurements at December 31, 2014	Quoted Prices in Active markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

Mutual Funds:
Large Cap	$64,568,150	$64,568,150	$—	$—
International	27,270,698	27,270,698	—	—
Bond	12,118,554	12,118,554	—	—
Balanced	13,464,279	13,464,279	—	—
Mid Cap	15,218,955	15,218,955	—	—
Small Cap	7,291,051	7,291,051	—	—
Total mutual funds	139,931,687	139,931,687	—	—
Common Collective Trust Funds:
Putnam Stable Value Fund (a)	29,485,831	—	29,485,831	—
Putnam S&P 500 Index Fund	18,065,938	—	18,065,938	—
Great-West Lifetime Asset Allocation Trusts	79,331,593	—	79,331,593	—
Total common collective trust funds	126,883,362	—	126,883,362	—
CDI Corp. common stock	3,459,283	3,459,283	—	—
Total investments at fair value	$270,274,332	$143,390,970	$126,883,362	$—

(a) Contract value is $28,938,886 - See Note 2, Summary of Significant Accounting Policies.

		Fair Value Measurements At December 31, 2013 Using
Description	Fair Value Measurements at December 31, 2013	Quoted Prices in Active markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

Mutual Funds:
Large Cap	$62,012,627	$62,012,627	$—	$—
International	28,721,774	28,721,774	—	—
Bond	11,140,757	11,140,757	—	—
Balanced	13,420,955	13,420,955	—	—
Mid Cap	14,149,186	14,149,186	—	—
Small Cap	8,928,005	8,928,005	—	—
Total mutual funds	138,373,304	138,373,304	—	—
Common Collective Trust Funds:
Putnam Stable Value Fund (a)	31,320,643	—	31,320,643	—
Putnam S&P 500 Index Fund	16,317,269	—	16,317,269	—
Great-West Lifetime Asset Allocation Trusts	74,669,398	—	74,669,398	—
Total common collective trust funds	122,307,310	—	122,307,310	—
CDI Corp. common stock	4,292,449	4,292,449	—	—
Total investments at fair value	$264,973,063	$142,665,753	$122,307,310	$—

(a) Contract value is $30,915,648 - See Note 2, Summary of Significant Accounting Policies.

CDI Corporation
401(k) Savings Plan
Notes to Financial Statements

(4) Investments

The individual investments that represent five percent or more of the Plan's net assets available for plan benefits as of December 31, 2014 and 2013 are as follows:

		December 31,
Investment		2014	2013

Putnam Stable Value Fund	(a)	$28,938,886	$30,915,648
JP Morgan Large Cap Growth Select		28,083,959	27,278,360
Great-West Lifetime 2025 Trust I		27,004,139	24,736,635
Great-West Lifetime 2035 Trust I		22,151,221	20,224,905
Alger Cap Appreciation Fund		20,306,775	18,758,199
Putnam S&P 500 Index Fund		18,065,938	16,317,269
Putnam Equity Income Fund		16,177,416	15,976,068
American Funds New Perspective Fund		14,656,188	15,046,225
Great-West Lifetime 2015 Trust I		14,603,840	15,831,741

(a)		Represents the contract value.

During the years ended December 31, 2014 and 2013, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year; net of individual fund management fees and expenses) appreciated in value by $7,488,001 in 2014 and $32,361,147 in 2013, respectively, as follows:

Class of Investment	2014	2013

Mutual Funds	$1,046,489	$25,878,792
Common Collective Trust Funds	6,615,004	6,161,412
CDI Corp. common stock	(173,492)	320,943
	$7,488,001	$32,361,147

(5) Federal Income Taxes

The Internal Revenue Service ("IRS") has issued a letter of determination dated December 2, 2011, that the Plan is a qualified plan under Section 401(a) of the IRC and is, therefore, exempt from federal income taxes. The Plan has been amended since receiving the letter of determination and the Company filed an application for a favorable determination on January 29, 2015. The Company believes the Plan is designed and being operated in compliance with the applicable requirements of the IRC.

During 2012, an operational failure was identified whereby the Plan's third-party administrator failed to charge the correct interest rate as specified by the Plan for participant loans during the period from July 1, 2010 through September 30, 2012. The Company, on behalf of the Plan, filed a Voluntary Correction Program (VCP) request for correction under the Internal Revenue Service Employee Plans Compliance Resolution System as outlined in Revenue Procedure 2008-50. The IRS accepted the VCP request on November 14, 2014.

U.S. generally accepted accounting principles require plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Company has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2014, there are no uncertain positions taken or expected to be taken. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Company believes it is no longer subject to income tax examination for years prior to 2011.

(6) Plan Termination

Although there is currently no intent to do so, the Company and each of its participating subsidiaries have the right under the Plan provisions to terminate their participation in the Plan, subject to the provisions of ERISA. Upon termination or partial termination of the Plan, the accounts of all affected participants would immediately become fully vested and be paid in accordance with the terms of the Plan.

CDI Corporation
401(k) Savings Plan
Notes to Financial Statements

(7) Related Party Transactions

Plan investments amounting to $150,618,272 and $145,287,271 at December 31, 2014 and 2013, respectively, are held in funds sponsored by Great-West Trust Company, LLC and Putnam Fiduciary Trust Company, the trustee of the Plan. Plan investments amounting to $3,459,283 and $4,292,449 at December 31, 2014 and 2013, respectively, are held in a stock fund consisting solely of common stock of the Plan Sponsor's parent CDI Corp.

(8) Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near to midterm and such changes could materially affect participants' account balances and the amounts reported on the statements of net assets available for plan benefits accompanying these notes.

(9) Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for plan benefits per the financial statements for the years ended December 31, 2014 and 2013 to the Form 5500:

	December 31,
	2014	2013

Net assets available for plan benefits per the financial statements	$274,939,282	$269,530,882
Employee contributions receivable	(631,347)	(540,792)
Employer contributions receivable	(92,857)	(58,401)
Deemed distributed loans	(475,369)	(450,344)
Due from brokers	—	(10,000)
Net assets available for plan benefits per the Form 5500	$273,739,709	$268,471,345

The following is a reconciliation of the contributions per the financial statements for the year ended December 31, 2014 to the Form 5500:

December 31,
2014

Contributions per the financial statements	$26,824,822
Employer contributions receivable	(92,857)
Employer contributions rec. in prior year, realized in current year	58,401
Employee contributions receivable	(631,347)
Employee contributions rec. in prior year, realized in current year	540,792
Contributions per the Form 5500	$26,699,811

The following is a reconciliation of the net increase in net assets available for plan benefits per the financial statements for the year ended December 31, 2014 to the Form 5500:

December 31,
2014

Net increase in net assets available for plan benefits per the financial statements	$5,408,400
Change in employee contributions receivable	(90,555)
Change in employer contributions receivable	(34,456)
Change in deemed distributed loans	(25,025)
Change in due from brokers	10,000
Net increase in net assets available for plan benefits per the Form 5500	$5,268,364

SUPPLEMENTAL SCHEDULE

CDI Corporation
401(k) Savings Plan
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2014

	Identity of Issuer, borrower, lessor, or similar party	Shares held by the Plan	Cost	Current Value

	Cash and Cash Equivalents		**	$13
	Alger Cap Appreciation Fund	756,869	**	20,306,775
	American Century Midcap Value	334,368	**	5,503,711
	American Funds Europacific Growth Fund	125,213	**	5,792,338
	American Funds New Perspective Fund	408,706	**	14,656,188
	Blackrock Global Allocation	88,329	**	1,755,111
	Blackrock Inflation Protected BD	236,765	**	2,547,597
	Columbia Mid Cap Index R5	63,730	**	1,001,827
	Columbia Small Cap Index R5	39,247	**	912,101
	Delaware Smid Cap Growth	263,883	**	8,713,417
	Great-West Lifetime 2015 Trust I	1,361,584	**	14,603,840
	Great-West Lifetime 2025 Trust I	2,484,062	**	27,004,139
	Great-West Lifetime 2035 Trust I	2,002,211	**	22,151,221
	Great-West Lifetime 2045 Trust I	1,019,014	**	11,350,055
	Great-West Lifetime 2055 Trust I	380,834	**	4,222,338
	Voya Global REIT Fund	105,774	**	2,149,316
	Invesco Small Cap Equity Institutional Portfolio	392,792	**	6,378,950
	John Hancock Balanced Fund	619,205	**	11,709,168
	JP Morgan Core Bond Fund Select	117,100	**	1,375,928
	JP Morgan Large Cap Growth Select	811,675	**	28,083,959
	Oppenheimer Developing Market Fund	70,126	**	2,458,612
*	Putnam Equity Income Fund	768,888	**	16,177,416
*	Putnam Income Fund	1,035,273	**	7,557,494
*	Putnam S&P 500 Index Fund	285,402	**	18,065,938
*	Putnam Stable Value Fund	28,670,968	**	29,485,831
	Templeton Global Bond Fund	169,096	**	2,098,487
	TIAA-CREF International EQ IDX Retire	6,500	**	115,757
	Vanguard Total Bond Market Index	58,651	**	637,535
*	CDI Corp. Stock Fund	195,329	**	3,459,283
*	Participant Loans (a)		—	4,487,678
				$274,762,023

*	Party-in-interest as defined by ERISA.
**	Not required to be reported as investment is participant-directed.
(a)	Loans bear interest at the Prime rate plus 2.0% at the time of the loan and interest rates range from 4.25% to 10.25%, maturing through 2023.

See Report of Independent Registered Public Accounting Firm.

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CDI CORPORATION 401(K) SAVINGS PLAN
Date:	June 30, 2015	By:	/s/ Brian D. Short
Brian D. Short
Member, CDI Corporation 401(k) Savings
Plan Committee

INDEX TO EXHIBITS

Exhibit No.	Description

23	Consent of Independent Registered Public Accounting Firm